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                                                                 Exhibit (a)(16)



           AMSTED EXTENDS $35-PER-SHARE CASH TENDER OFFER FOR VARLEN


     CHICAGO, July 6, 1999--AMSTED Industries Incorporated, a leading manufacturer of products for the rail, truck and auto components industries, today announced that it has extended until Wednesday, July 21, 1999, at 12:00 midnight New York City time the expiration date of its all-cash fully financed tender offer to purchase all the outstanding shares of Varlen Corporation (Nasdaq:VRLN) at $35 per share. The offer had been previously scheduled to expire on Tuesday, July 6, 1999, at 12:00 midnight New York City time.

     The tender offer is subject to certain conditions, including the removal of Varlen's rights plan and the waiver of Delaware anti-takeover provisions. The offer is also conditioned on the tender of a majority of Varlen's shares.

     "We are extending our all-cash offer because we think that the combination of the two companies is a compelling strategic fit," said Arthur W. Goetschel, AMSTED's Chairman, President and Chief Executive Officer. "Due to Varlen's unique make up, no other potential partner has a stronger fit that would complement Varlen's diverse composition with businesses in the rail, truck and auto component industries. We also note that it's been more than 10 weeks since we first approached the Varlen management about a combination and no other suitor has come forward.

     "We believe that the $35-per-share offer is full and fair, particularly considering that the industries in which Varlen's business compete are highly cyclical and are at their peaks," said Mr. Goetschel "Our offer represents a 50% premium over the 60-day per-share average price and a 55% premium over the two-year per-share average price prior to our public announcement as well as double the multiple paid in May for Johnstown America Industries Inc.'s freight car operations."

     As of 1:00 p.m. New York City time on Tuesday, July 6, 1999, 160,695 shares of Varlen's common stock had been validly tendered and not withdrawn.

     Varlen Corporation, which is based in Naperville, Illinois, is a manufacturer of engineered transportation products for the rail, truck and auto component industries. It posted annual revenues last year of approximately $650 million.

     AMSTED Industries Incorporated, which is based in Chicago, is a diversified manufacturer of products for the rail, construction and building and general industrial markets and, like Varlen, a leading manufacturer of products for the rail, truck and auto component industries. The Company, which has annual revenues of approximately $1.3 billion, manufactures its products in 30 plants worldwide and is one of the largest 100% employee-owned companies in the country.